Chicago New York Washington, DC London San Francisco Los Angeles Singapore vedderprice.com
March 15, 2017
Renee M. Hardt Shareholder +1 312 609 7616 rhardt@vedderprice.com

VIA EDGAR

Ms. Sumeera Younis

U.S. Securities and Exchange Commission

Division of Investment Management

Disclosure Review and Accounting Office

100 F Street NE

Washington, DC 20549

Re:	Driehaus Mutual Funds (the “Registrant” or the “Trust”)
Registration Nos. 333-05265 and 811-07655

Dear Ms. Younis:

On behalf of the Registrant this letter is in response to the comments you and Christina DiAngelo Fettig provided on December 16, 2016 during our telephone conference regarding the Registrant’s filing made on October 28, 2016 pursuant to Rule 485(a) under the Securities Act of 1933, as amended, with respect to the Driehaus Multi-Asset Growth Economies Fund (the “Fund”).

Fees and Expenses of the Fund

1.	(a) Comment: Please provide a line item for acquired fund fees and expenses, if applicable, based on the investments of Driehaus Emerging Markets Dividend Growth Fund, L.P. (the “Predecessor Partnership”).

Response: The requested line item has been added under Annual Fund Operating Expenses.

(b) Comment: Please revise the line item Dividends and Interest on Short Sales to reflect an estimate if the Predecessor Partnership made such investments or, if it did not, please revise to state “None.”

Response: The Predecessor Partnership did not make such investments, however the Fund may make such investments in the future. Accordingly, the footnote ** has been revised to clarify that “The Predecessor Partnership (as defined below) had none in 2016.”

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Ms. Sumeera Younis

March 15, 2017

(c) Comment: Please define “extraordinary expenses” in the footnote regarding the contractual expense cap agreement.

Response: The first sentence of the footnote has been revised to read as follows:

Driehaus Capital Management LLC, the Fund’s investment adviser (the “Adviser”), has entered into a contractual agreement to cap the Fund’s ordinary annual operating expenses (excluding interest, taxes, brokerage commissions, dividends and interest on short sales, other investment-related expenses and extraordinary expenses, such as litigation and other expenses not incurred in the ordinary course of the Fund’s business) at 1.75% of average daily net assets until the earlier of the termination of the investment advisory agreement, by the Board of Trustees or the Fund’s shareholders, or April 9, 2020.

Expense Examples

2.	Comment: Add a second line for expenses reflecting the redemption fee.

Response: The redemption fee is a short-term redemption fee that is only charged on amounts redeemed within 60 days of purchase; it is not a sales charge (load) that is charged upon redemption. Accordingly, no change has been made in response to this comment. See Form N-1A, Item 3, Instruction 4(f).

Principal Investment Strategy

3.	(a) Comment: Please consider adding corresponding ETF risk disclosure to the Principal Risks section, if applicable, depending on the Fund’s expected exposure to ETFs.

Response: The ETF risk disclosure has been moved from Other Investment Strategies and Risks to Principal Risks.

(b) Comment: Please disclose if the Fund will invest more than 25% of its assets in debt securities of a single foreign country.

Response: The Fund will not invest more than 25% of its assets in debt securities of a single foreign country. Accordingly, no change has been made in response to this comment.

(c) Comment: Please consider moving the second paragraph in the Principal Investment Strategy section to the first paragraph directly following the first sentence.

Response: The second paragraph has been moved and the first paragraph has been revised to read as follows:

The Fund is actively managed by Driehaus Capital Management LLC, the Fund’s investment adviser (the “Adviser” or “DCM”). The Fund will invest in assets connected to growth economies, such as those with expected gross domestic product growth rates over the long term in excess of the global average. The Fund invests in and is otherwise exposed to emerging market-related securities and may also invest in frontier market-related securities and

Ms. Sumeera Younis

March 15, 2017

developed market-related securities in pursuit of its investment objective. The Fund opportunistically invests across multiple asset classes and various security types including common stocks, preferred stocks, American Depository Receipts (“ADRs”), Global Depository Receipts (“GDRs”), exchange-traded-funds (”ETFs”), currencies, debt securities such as corporate and sovereign/government bonds, equity-convertible securities such as warrants, rights, and options, and derivative securities such as futures contracts, forwards, options and swaps. The Fund may take both long and short positions across these asset classes.

(d) Comment: Please disclose supplementally the Fund’s method for determining whether a country is considered an “emerging market.”

Response: The Adviser considers “emerging market” countries to be countries included in the MSCI Emerging Markets Index. Please note that the second sentence of the Principal Investment Strategy provides: “The Fund invests in and is otherwise exposed to emerging market-related securities and may also invest in frontier market-related securities and developed market-related securities in pursuit of its investment objective.” The Adviser considers “frontier market” countries to be countries included in the MSCI Frontier Markets Index.

(e) Comment: Please revise the third paragraph to read in plain English and define any jargon; consider using the same disclosure that is on page 8 provided under Additional Information About the Fund – Investment Objective and Principal Investment Strategies. In addition, describe in the first sentence what the analysis is of and in the second sentence what the relative values are of.

Response: The third paragraph is identical to the disclosure on page 8. However, each disclosure has been revised as follows:

In managing the Fund, the Adviser uses an investment approach that integrates top-down (focusing on the economy and market trends) analysis of the overall economy and bottom-up (focusing on individual stocks) analysis of individual of companies. From a top-down perspective, the Adviser looks at the relative value of securities across asset classes to identify assets to include in the Fund’s portfolio. Bottom-up analysis employs a growth style of investing based on the determination that a company’s revenue and earnings growth can materially exceed market expectations. Bottom-up analysis involves evaluating fundamental factors, including the company’s business model, the competitive landscape, upcoming product introductions and recent and projected financial metrics. The Adviser’s decision to buy or sell a security is also based on the evaluation of technical or market factors, including price and volume trends, relative strength and institutional interest.

(f) Comment: Please add geographic risk disclosure to the Principal Risks section if assets of the Fund will be concentrated in a particular country or region at the Fund’s launch.

Response: The assets of the Fund will not be concentrated in a particular country or region at the Fund’s launch. Accordingly, no change has been made in response to this comment.

Ms. Sumeera Younis

March 15, 2017

(g) Comment: Please add disclosure that below investment grade debt securities are “junk bonds” and that they are speculative.

Response: The sentence has been revised to read as follows:

Debt securities may include below investment grade debt securities (“junk bonds”) which are regarded as speculative with respect to the issuer’s capacity to pay interest and to repay principal.

(h) Comment: Please disclose the purpose for each specific derivative.

Response: The fourth paragraph of the Principal Investment Strategy discusses derivatives at length and conveys the approach this Fund will take, which is to “provide long and short exposures to equity securities, ETFs, debt securities, commodities, currencies and interest rate movements.” In addition, please note that in response to comments previously received from SEC Staff, the Trust’s Annual and Semi-Annual Reports each disclose in relevant footnotes the specific use of derivatives.

Principal Risks

4.	Comment: Please add ETFs to the list in the third sentence of the Liquidity Risk disclosure, unless separate ETF risk disclosure will be added to the Principal Risks section. Either in the Liquidity Risk disclosure or in separate ETF risk disclosure, disclose that an adverse effect of liquidity on ETF shares can lead to differences between the ETF’s NAV and market value.

Response: The requested revisions have been made. As noted in Response 3(a) above, the ETF risk disclosure has been moved from Other Investment Strategies and Risks to Principal Risks.

Additional Information About the Fund

5.	(a) Comment: Please carry over any applicable comments on the Summary section to this section.

Response: The applicable comments have been carried through Additional Information About the Fund.

(b) Comment: With respect to the last paragraph under Investment Objective and Principal Investment Strategies, please explain supplementally how the Fund is able to estimate annual portfolio turnover.

Response: The Fund is able to estimate annual portfolio turnover through observation of the past annual turnover of the Predecessor Partnership.

Additional Information About the Fund – Other Investment Strategies and Risks

Ms. Sumeera Younis

March 15, 2017

6.	Comment: With the exception of Temporary Defensive Instruments, Cash or Similar Instruments, which should be moved to – Investment Objective and Principal Investment Strategies, consider whether most of this disclosure should be moved to the SAI because the disclosures appear to be of non-principal strategies and risks. See Form N-1A, Item 16(b).

Response: Temporary Defensive Instruments, Cash or Similar Instruments has been renamed “Risks of Holding Cash or Similar Instruments” and moved to Investment Objective and Principal Investment Strategies. With respect to moving the remaining disclosure set forth in Other Investment Strategies and Risks to the SAI, the Registrant declines to do so, as this information is pertinent to the reader of the Prospectus.

Management of the Fund

7.	Comment: Please include the month and the year each portfolio manager began managing the Fund.

Response: The month and the year each portfolio manager began managing the Fund has been included.

*    *     *

If you have any questions regarding this letter, please call Renee M. Hardt at (312) 609-7616.

Very truly yours, /s/ Renee M. Hardt Renee M. Hardt

RMH/ser

cc: Michelle Cahoon

Michael	Kailus
Janet	McWilliams